UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to ___

Commission File Number 1-08323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cigna 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cigna Corporation
900 Cottage Grove Road
Bloomfield, Connecticut 06002

Required Information

Financial statements and schedules for the Cigna 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

Exhibits are listed in the Index to Exhibits.

CIGNA 401(k) PLAN Financial Statements and Supplemental Schedule December 31, 2016 and 2015

CIGNA 401(k) PLAN TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3
Notes to the Financial Statements	4

Supplemental Schedule*
Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 *Other supplemental schedules required by Section 2520.103‑10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable	16

Report of Independent Registered Public Accounting Firm

To the Administrator of Cigna 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cigna 401(k) Plan (the "Plan") as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental schedule is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 22, 2017

CIGNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2016	2015
	(In thousands)
Assets

Investments, at fair value (See Note 4)	$3,024,898	$2,823,060

Investments, at contract value (See Note 5)	1,932,851	1,810,471

Notes receivable	88,482	94,193

Employer contributions receivable	6,366	5,455

Net assets available for benefits	$5,052,597	$4,733,179

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31,
2016
(In thousands)

Investment Income

Net appreciation in fair value of investments	$118,617

Interest	58,751

Dividends	221

Net investment income	177,589

Interest income on notes receivable from participants	2,706

Contributions

Employee contributions	211,916

Employer contributions	112,039

Rollover contributions	43,141

Total contributions	367,096

Deductions

Benefits paid to participants	(253,962)

Plan expenses	(2,128)

Total deductions	(256,090)

Net increase	291,301

Transfers from other plans	28,117

Net assets available for benefits
Beginning of year	4,733,179

End of year	$5,052,597

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of the Plan

The following description of the Cigna 401(k) Plan (the "Plan") provides general information only.  A more complete explanation of the features and benefits available under the Plan, a defined contribution plan, is contained in the Plan's Summary Plan Description and Prospectus.  Generally, all U.S.-based employees of Cigna Corporation ("Cigna", the "Company" or "Plan Sponsor") and its participating subsidiaries are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  As of December 31, 2016 and 2015 and for the year ended December 31, 2016, Prudential Bank & Trust, FSB, was the Trustee for the Plan.

Plan Administration

The Cigna Corporation Retirement Plan Committee, which is comprised of three members of Cigna's management, is the primary Plan fiduciary. This committee delegates responsibility for administration of the Plan to the Plan Administrator, a Cigna employee, and responsibility for the Plan's financial management to Cigna's Chief Financial Officer (CFO).  The Plan Administrator and CFO have arranged with Prudential Retirement Insurance and Annuity Company (PRIAC) to perform the primary administrative, recordkeeping and asset management functions on behalf of the Plan.  The Retirement Plan Committee is responsible for, among other things, selecting and monitoring the Plan's investments.

Investments

The Plan's investment options include a fixed income fund, which is supported by both traditional and synthetic fully benefit-responsive investment contracts (see Note 5); Cigna common stock; and pooled separate accounts that invest in a variety of underlying funds. Participants may transfer assets among the investment options, subject to certain restrictions.  For example, transfers involving assets invested in Cigna common stock may be subject to restrictions imposed under Cigna Corporation's Policy on Securities Transactions and Insider Trading.  See Notes 4 and 5 for additional information regarding the Plan's investment options.

The Plan uses an age-appropriate Moderate target portfolio under Prudential Retirement's GoalMaker® asset allocation program (GoalMaker) as its default investment option. GoalMaker meets the requirements to be a Qualified Default Investment Alternative (QDIA) under federal law.  Participants are invested in the QDIA if they have not made their own investment allocation election or may be invested due to a plan merger if they do not elect how their old plan account should be invested after the plan merger occurs.

Employee Contributions

The Plan permits employees to make pre-tax and Roth contributions (regular and catch-up). The contribution rate maximum is 80% of a participant's eligible pay.  This is a total limit that applies to all employee contributions.  As a result of the Plan's use of a "qualified automatic contribution arrangement" (QACA) safe harbor, highly-compensated employees are not subject to a separate contribution rate limit.

The Plan uses an automatic contribution rate increase program called Contribution Accelerator.  If an eligible participant's pre-tax contribution rate is at least 1% but less than 8%, the contribution rate is automatically increased by 1% at the beginning of each year until it reaches 8% (7% in 2015).  Eligible participants can opt out of Contribution Accelerator or change the date when the increase would go into effect each year.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

All employees, however, are still subject to the annual dollar limit set by the Internal Revenue Service (IRS).  Employee contributions may be invested in any combination of investment options offered by the Plan subject to certain other Internal Revenue Code (IRC) limitations and any restrictions imposed under Cigna Corporation's Policy on Securities Transactions and Insider Trading.

Employer Contributions

All employees are eligible for employer-matching contributions as soon as they join the Plan. Regular matching contributions are made at the same time employee contributions are made, typically bi-weekly, but no less frequently than monthly.

The Plan also provides a "true-up" matching contribution after the close of each Plan year.  The true-up match is an added employer contribution, if needed to make the year's total matching contributions equal to what they would have been on a "look-back" if all employee match eligible contributions were made as of the end of the year and matching contributions were based on the participant's total annual eligible earnings as of the end of the year.  The true-up match provides otherwise missed regular matching contributions for eligible participants caused by changes in an employee's contributions rates during the year.

All types of matching contributions (regular and true-up) are collectively referred to as "employer contributions."

The maximum effective regular matching contribution is equal to 4.5% of a participant's eligible earnings.  The actual match rate is equal to: 100% of the participant's first 3% of pay contributed (a 3% of pay match), plus 50% of the participant's next 3% of pay contributed (a 1.5% of pay match).  The company match rate applies to pre-tax, Roth contributions and catch-up contributions – to the extent those contributions are part of an employee's first 6% of pay contributed.

Rollover Contributions

The Plan may accept rollover contributions.  Rollover contributions represent distributions received from other "eligible retirement plans," as defined in IRC section 401(a)(31)(E).  Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer contribution and investment earnings, net of expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Employee contributions and related investment earnings are fully vested at all times.

Employer contributions made after 2009 and related investment earnings become fully vested upon completion of two years of service for employees hired after December 31, 2009.  For employees hired before January 1, 2010, such employer contributions vest 20% after one year of service, and 100% after two years of service.  Employer contributions made before January 1, 2010 continue to vest gradually at the rate of 20% for each year of vesting service and are fully vested after five years.  Employer contributions made at any time and related investment earnings become fully vested earlier when an employee reaches age 65; dies; becomes totally and permanently disabled; or continues to be employed by a participating Cigna company that is sold and does not maintain a successor plan.  Early vesting also would occur if Cigna discontinues matching contributions or terminates the Plan.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year.

Forfeitures

A participant who is not fully vested forfeits any unvested employer contributions and related investment earnings upon termination of employment.  Forfeited amounts are restored if a participant returns to Cigna before incurring five consecutive one-year breaks in service.  Otherwise, forfeited amounts are used to reduce future employer contributions.  Effective January 1, 2016, the Plan was amended to provide that forfeitures may be used to offset certain plan expenses (other than routine administrative expenses) as determined by the Plan Administrator as well as reduce future employer contributions.  Employer contributions were reduced by forfeited amounts of approximately $1.7 million in 2016.

Notes Receivable

The notes receivable amount represents the unpaid principal balance on unpaid loans. The Plan permits participants to borrow a portion of their vested Plan account, subject to certain limitations, including restriction of post-2009 Cigna employer contributions, at an annual rate of interest with a specified repayment period.  The minimum amount that may be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant's vested account balance.  A participant may have no more than two outstanding loans.  Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant's primary residence.  The annual interest rate for a Plan loan is 2% plus the yield of actively traded U.S. Treasury securities, adjusted by the U.S. Treasury Department to 3-year or 7-year constant maturities.  The maximum Plan loan interest rate is the bank prime loan rate that is in effect on the same date that the applicable Treasury rate is determined.  Loan interest rates remain fixed during the term of the loan.  The loan is secured by the participant's vested account balance.  PRIAC charges the participant a $50 fee to process Plan loans.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan.  Upon termination of employment for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms of payment.  If the participant's vested account balance is more than $1,000 but not more than $5,000 and the participant does not agree within 80 days to accept a lump sum, the amount will automatically be rolled over to an Individual Retirement Account or Individual Retirement Annuity (IRA) sponsored by a Prudential Retirement affiliate.  The IRA will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All related expenses will be charged to the IRA. If a Plan participant with a balance greater than $5,000 terminates and does not withdraw funds, the account becomes inactive. Inactive plan participants can request withdrawals at any time.  Also, when a participant reaches age 70 ½, required minimum distributions must be made in accordance with IRS formulas.  To the extent a participant's account is invested in Cigna common stock, the participant may elect to receive such amounts in shares.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Plan Expenses

Administrative expenses and investment management fees are reported separately, and participant accounts are directly charged, on a quarterly basis, with the same administrative fee regardless of their investment options.  For the year ended December 31, 2016, the annualized fee was 0.04% of the participant's account balance up to a maximum of $200.

Brokers' commissions resulting from buying or selling Cigna common stock are paid from the participants' account balances and are reflected as a reduction of investment income in these financial statements.  Fees related to pooled separate accounts and underlying fund investments are netted against investment returns of each pooled separate account.  Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by Cigna.

Plan Termination

Cigna intends to continue the Plan indefinitely but reserves the right to discontinue employer contributions or terminate the Plan in whole or in part at any time prior to that.  If contributions are discontinued or the Plan is terminated, affected participants will become fully vested.  Upon Plan termination, net assets of the Plan will be distributed in the manner Cigna elects in accordance with the Plan document and in accordance with ERISA and its related regulations.

Note 2 - Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).  Amounts recorded in the financial statements reflect management's estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Significant estimates are discussed throughout these Notes; however, actual results could differ from those estimates.  In preparing these financial statements, management has evaluated events that occurred between December 31, 2016 and the date that the financial statements were issued, June 22, 2017 and determined that no additional disclosures were required.

Valuation of Investments and Income Recognition

Except for the fully benefit-responsive benefit investment contracts, plan investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value of Cigna common stock is based upon its quoted market price.  Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.

Purchases and sales of securities are recorded on a trade-date basis.  Interest is recognized when earned.  Dividends are recognized on the ex-dividend date.  Net appreciation or depreciation includes realized gains and losses on investments that were both purchased and sold during the period as well as unrealized appreciation or depreciation of the investments held at year end.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value (NAV) per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient.    The ASU is effective for public entities for fiscal years beginning after December 15, 2015, with early adoption permitted.  Management elected to early adopt ASU 2015-07 as of December 31, 2015 and has determined based on the expanded definition of Readily Determinable Fair Value, (RDFV) per ASU 2015-10, Technical Corrections and Improvements, that NAV of the pooled separate accounts does not qualify as a practical expedient and such investments should continue to be included in the fair value hierarchy.  Adoption and application of the Update therefore had no effect on the Plan's financial statements or disclosures.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management elected to early adopt Parts I and II as of December 31, 2015, via retrospective application.

Note 3 – Termination of Merger Agreement

On May 12, 2017, Cigna announced that the merger agreement between the Company and Anthem, Inc. has been terminated.  Thus, Cigna common stock currently remains an available investment option within the Plan, subject to the Retirement Plan Committee's continued oversight.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 4 - Fair Value Measurements

The Plan carries financial instruments, except the fully benefit-responsive investment contracts and notes receivable, at fair value in the financial statements. Fair value is defined as the price at which an asset could be exchanged in an orderly transaction between market participants at the balance sheet date.

Fair values are based on quoted market prices when available.  When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality.  In instances where there is little or no market activity for the same or similar instruments, fair value is estimated using methods, models and assumptions that the Plan Sponsor believes a hypothetical market participant would use to determine a current transaction price.  These valuation techniques involve some level of estimation and judgment by the Plan Sponsor, which becomes significant with increasingly complex instruments or pricing models.

The Plan's financial assets carried at fair value have been classified based upon a hierarchy defined by GAAP.  The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest ranking to fair values determined using methodologies and models with significant unobservable inputs (Level 3). An asset's classification is based on the lowest level input that is significant to its measurement.  For example, a financial asset carried at fair value would be classified in Level 3 if unobservable inputs were significant to the instrument's fair value, even though the measurement may be derived using inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Financial Assets Carried at Fair Value

The following table provides information as of December 31, 2016 and 2015 about the Plan's financial assets carried at fair value on a recurring basis.

2016	Quoted Prices	Significant
	in Active	Other
	Markets for	Observable
	Identical Assets	Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$711,170	$-	$711,170
Pooled separate accounts:
Fixed maturities	-	107,223	107,223
Equity securities	-	2,206,505	2,206,505
Total assets at fair value	$711,170	$2,313,728	$3,024,898

2015	Quoted Prices	Significant
	in Active	Other
	Markets for	Observable
	Identical Assets	Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$813,532	$-	$813,532
Pooled separate accounts:
Fixed maturities	-	78,202	78,202
Equity securities	-	1,931,326	1,931,326
Total assets at fair value	$813,532	$2,009,528	$2,823,060

Level 1 Financial Assets

Inputs include unadjusted quoted prices for identical assets in active markets accessible at the measurement date.  Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.

Level 1 assets consist of shares of Cigna common stock valued at the closing price reported on the active markets on which Cigna common stock is traded.

Level 2 Financial Assets

Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.  Such inputs include market interest rates and volatilities, spreads and yield curves. An instrument is classified in Level 2 if the Plan Sponsor determines that unobservable inputs are insignificant.

Level 2 assets consist of investments in pooled separate accounts of PRIAC, investing in fixed income and equity security mutual funds.  These investments are priced daily using the unadjusted NAV as of the reporting date, which is the basis for current transactions. As these transactions occur directly with PRIAC and not on active markets, they are less observable and classified in Level 2.There have been no transfers between Level 1 and Level 2 assets for the years ended December 31, 2016 and 2015.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 5 – Financial Assets Carried at Contract Value

The Plan's Fixed Income Fund is supported by four separate fully benefit-responsive investment contracts, including a traditional investment contract and three synthetic investment contracts. The Fixed Income Fund is a "fund of funds", and blends the crediting rates of the individual investment contracts to create a single melded crediting rate for the Fixed Income Fund. The melded rate approximates the rates of the supporting investment contracts and is utilized for Plan accounting purposes only.  While PRIAC does not guarantee, support or otherwise back the melded book value, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at their melded book value.

The Plan transacts with each of the four separate contract issuers at contract value. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at their contract value in the statements of net assets available for benefits. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by the Plan if participants were to initiate permitted transactions. Contract value represents contributions made under each contract, plus earnings, less withdrawals, and administrative expenses.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan.

	As of December 31,
(In thousands)	2016	2015
Financial assets at contract value:
Traditional investment contract	$1,455,689	$1,810,471
Synthetic investment contracts	477,162	-
Total	$1,932,851	$1,810,471

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself and there are no reserves against contract value for the credit risk of the contract issuer. Prior to August 1, 2016, the Fixed Income Fund was solely supported by the full faith and credit of PRIAC for which PRIAC utilized the funds to purchase investments that were held in their general account.

Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The synthetic investment contracts held by the Plan include three wrapper contracts with, the Prudential Insurance Company of America (PICA), Voya Retirement Insurance and Annuity Company (VRIAC), and Massachusetts Mutual Life Insurance Company (MassMutual), each of which provide a guarantee that their crediting rate will not fall below 0 percent. Assets supporting these contracts are comprised of diversified fixed income securities. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Crediting rates are reviewed not less than annually for resetting, and any adjustments can then be passed through to participants, which would generally be performed through updating of the crediting rate for the Fixed Income Fund in order to bring the melded book value of the participants in line with the Plan's cumulative contract value on the four underlying fully benefit-responsive investment contracts.

The traditional investment contract held by the Plan is a guaranteed investment contract with PRIAC. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0 percent and is reviewed not less than annually for resetting.

The Plan's ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan's failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code;
2.	Premature termination of the contracts;
3.	Plan termination or merger;
4.	Changes to the Plan's prohibition on competing investment options;
5.	Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan's normal operations;
6.	Bankruptcy of PRIAC, the contract issuer to the traditional investment contract.

Note that if these certain events were to occur, the Plan may not be able to transact at contract value with the contract issuers and may elect to reflect any difference between market value and contract value by adjusting participants' melded book value in the Fixed Income Fund. It is possible that under such events participants' melded book value may decrease, however, the Plan Sponsor does not believe it is probable that such events will occur.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 6 - Tax Status

The Plan's design and current operations are consistent with all IRS requirements for tax exemption.  The Plan Sponsor recently applied for a favorable determination letter from the IRS in January 2017 and is currently awaiting IRS approval and receipt of a new determination letter.  The Plan's most recent determination letter is dated July 24, 2012.  Management believes that no transaction, plan amendment or other action has been undertaken since the issuance of the most recent IRS determination which would compromise the Plan's exempt status.  The Plan may be subject to IRS audit but there is no such audit currently in progress, nor has there been one in the recent past.  Tax years that remain open and subject to an audit based on IRS general procedures are 2013 to 2016.

Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2016 and 2015, there were no uncertain positions taken that had an effect on the Plan financial statements or that required disclosure.

Note 7 - Related Party Transactions and Party in Interest Transactions

The Plan invests in Cigna common stock.  During the year ended December 31, 2016, the Plan purchased shares of Cigna common stock for approximately $26.6 million and sold shares of Cigna common stock for approximately $57.0 million, and experienced net depreciation of approximately $71.9 million.

The Plan also invests in pooled separate accounts and fully benefit-responsive investment contracts, which are administered by PRIAC, the Plan's third party administrator and record-keeper.  Activity reported by PRIAC for these investments qualify as party in interest transactions.  Fees incurred by the Plan for administrative services are included in Plan expenses and totaled $1.7 million in 2016.  These have been paid directly to PRIAC.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks, including credit risk on fully benefit-responsive investment contracts.  Credit risk exists for these contracts because there are no reserves by the insurance company against the contract value disclosed, other than the underlying assets of the synthetic investment contracts, which the Plan owns.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 9 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016.

Net Assets available for benefits per the Statements of Net Assets Available
for Benefits	$5,052,597
Difference between contract value and current value on fully benefit-
responsive contracts (a)	(14,039)
Net Assets available for benefits per the Form 5500	$5,038,558

(a) Fully benefit-responsive contracts are required to be carried at contract value in the Statements of Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULE

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2016
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

* Cigna	CIGNA COMMON STOCK	COMMON STOCK			$711,170

* PRIAC	DRYDEN S&P 500 INDEX	POOLED SEPARATE ACCOUNT			$404,107

* PRIAC	LARGE CAP BLEND FUND	POOLED SEPARATE ACCOUNT			$607,637

* PRIAC	MID CAP BLEND FUND	POOLED SEPARATE ACCOUNT			$328,920

* PRIAC	SMALL CAP BLEND FUND	POOLED SEPARATE ACCOUNT			$322,819

* PRIAC	INTERNATIONAL STOCK FUND	POOLED SEPARATE ACCOUNT			$303,284

* PRIAC	BLACKROCK EXTENDED EQUITY MARKET INDEX FUND	POOLED SEPARATE ACCOUNT			$154,564

* PRIAC	FOREIGN STOCK INDEX FUND	POOLED SEPARATE ACCOUNT			$85,174

* PRIAC	PRUDENTIAL INVESTMENT MANAGEMENT, INC. HIGH YIELD BOND FUND	POOLED SEPARATE ACCOUNT			$107,223

* PRIAC	GUARANTEED LONG TERM FUND (CONTRACT INTEREST RATE: 3.35%)	GENERAL ACCOUNT CONTRACT			$1,455,689

VOYA	CIGNA STABLE VALUE FUND (CONTRACT INTEREST RATE: 1.63%)	SYNTHETIC CONTRACT			$205,714

* PICA	PRUDENTIAL STABLE VALUE FUND (CONTRACT INTEREST RATE: 2.03%):	SYNTHETIC CONTRACT
	COMMERCIAL MORTGAGE SEPARATE ACCOUNT	SEPARATE ACCOUNT			$19,181
	PRIVEST SEPARATE ACCOUNT	SEPARATE ACCOUNT			$19,439
	AMERICREDIT AUTOMOBILE	ASSET-BACKED SECURITY	2.41% DUE	07/08/2022	99
	AVIS BUDGET RENTAL CAR FUNDING	ASSET-BACKED SECURITY	2.10% DUE	03/20/2019	601
	AVIS BUDGET RENTAL CAR FUNDING	ASSET-BACKED SECURITY	2.63% DUE	12/20/2021	296
	CITIBANK CREDIT CARD ISSUANCE	ASSET-BACKED SECURITY	0.00% DUE	11/20/2023	595
	CITIBANK CREDIT CARD ISSUANCE	ASSET-BACKED SECURITY	1.27% DUE	12/07/2023	600
	FORD CREDIT AUTO OWNER TRUST/F	ASSET-BACKED SECURITY	2.03% DUE	12/15/2027	295
	FORD CREDIT AUTO OWNER TRUST/F	ASSET-BACKED SECURITY	2.31% DUE	08/15/2027	599
	FORD CREDIT FLOORPLAN MASTER	ASSET-BACKED SECURITY	1.20% DUE	11/15/2021	500
	HUNTINGTON AUTO TRUST	ASSET-BACKED SECURITY	1.59% DUE	11/16/2020	599
	SPRINGFIELD FUNDING TRUST	ASSET-BACKED SECURITY	2.90% DUE	11/15/2029	399
	SPRINGLEAF FUNDING TRUST	ASSET-BACKED SECURITY	3.16% DUE	11/15/2024	604
	BANC OF AMERICA COMMERCIAL MORTGAGE	COLLATERALIZED MORTGAGE OBLIGATION	6.19% DUE	02/10/2051	1,182
	BARCLAYS COMMERCIAL MORTGAGE S	COLLATERALIZED MORTGAGE OBLIGATION	2.94% DUE	08/14/2036	870
	BBCCRE TRUST	COLLATERALIZED MORTGAGE OBLIGATION	3.97% DUE	08/10/2033	1,020
	CD 16 CD1	COLLATERALIZED MORTGAGE OBLIGATION	2.46% DUE	08/10/2049	1,136

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2016
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

CFCRE COMMERCIAL MORTGAGE TRUST	COLLATERALIZED MORTGAGE OBLIGATION	3.59% DUE	12/10/2054	608
CITIGROUP COMMERCIAL MORTGAGE	COLLATERALIZED MORTGAGE OBLIGATION	2.58% DUE	08/10/2049	1,134
CITIGROUP COMMERCIAL MORTGAGE	COLLATERALIZED MORTGAGE OBLIGATION	3.46% DUE	12/10/2049	608
CITYLINE COMMERCIAL MORTGAGE	COLLATERALIZED MORTGAGE OBLIGATION	2.78% DUE	11/10/2031	395
COMM	COLLATERALIZED MORTGAGE OBLIGATION	3.35% DUE	02/10/2048	1,209
COMM 2014 UBS2	COLLATERALIZED MORTGAGE OBLIGATION			990
COMM MORTGAGE TRUST	COLLATERALIZED MORTGAGE OBLIGATION	2.83% DUE	10/10/2049	1,063
COMM MORTGAGE TRUST	COLLATERALIZED MORTGAGE OBLIGATION	4.05% DUE	10/10/2046	748
FANNIEMAE ACES	COLLATERALIZED MORTGAGE OBLIGATION	2.36% DUE	09/25/2026	944
FNMA	COLLATERALIZED MORTGAGE OBLIGATION	2.25% DUE	07/25/2026	934
FNMA	COLLATERALIZED MORTGAGE OBLIGATION	2.37% DUE	07/25/2026	569
FNMA	COLLATERALIZED MORTGAGE OBLIGATION	2.48% DUE	09/25/2026	1,059
FNMA	COLLATERALIZED MORTGAGE OBLIGATION	2.94% DUE	11/25/2025	1,155
MORGAN STANLEY BAML TRUST	COLLATERALIZED MORTGAGE OBLIGATION	2.73% DUE	11/15/2049	585
MORGAN STANLEY BAML TRUST	COLLATERALIZED MORTGAGE OBLIGATION	3.46% DUE	12/15/2049	603
MORGAN STANLEY CAPITAL I TRUST	COLLATERALIZED MORTGAGE OBLIGATION	2.53% DUE	08/15/2049	568
UBS BARCLAYS COMMERCIAL MORTGAGE	COLLATERALIZED MORTGAGE OBLIGATION	2.73% DUE	08/10/2049	357
WELLS FARGO COMMERCIAL MORTGAGE	COLLATERALIZED MORTGAGE OBLIGATION	2.40% DUE	08/15/2049	1,125
WELLS FARGO COMMERCIAL MORTGAGE	COLLATERALIZED MORTGAGE OBLIGATION	2.68% DUE	10/15/2049	1,135
WELLS FARGO COMMERCIAL MORTGAGE	COLLATERALIZED MORTGAGE OBLIGATION	2.81% DUE	11/15/2059	576
WELLS FARGO COMMERCIAL MORTGAGE	COLLATERALIZED MORTGAGE OBLIGATION	3.52% DUE	12/15/2049	609
CLEARNET	NOTIONAL PAR CONTRACTS	0.40% DUE	08/19/2023	49
CLEARNET	NOTIONAL PAR CONTRACTS	0.66% DUE	09/09/2017	19
CLEARNET	NOTIONAL PAR CONTRACTS	0.69% DUE	08/02/2023	9
CLEARNET	NOTIONAL PAR CONTRACTS	0.94% DUE	05/31/2023	555
CLEARNET	NOTIONAL PAR CONTRACTS	1.27% DUE	05/31/2023	(25)
CLEARNET	NOTIONAL PAR CONTRACTS	2.73% DUE	05/15/2037	5
ABBOTT LABORATORIES	CORPORATE BOND	2.90% DUE	11/30/2021	294
ABBVIE INC	CORPORATE BOND	3.60% DUE	05/14/2025	545
ACTAVIS FUNDING SCS	CORPORATE BOND	3.80% DUE	03/15/2025	701
AEP TRANSMISSION CO LLC	CORPORATE BOND	3.10% DUE	12/01/2026	54
AMGEN INC	CORPORATE BOND	2.60% DUE	08/19/2026	575
ANADARKO PETROLEUM CORP	CORPORATE BOND	5.55% DUE	03/15/2026	448
ANHEUSER BUSCH INBEV FIN	CORPORATE BOND	3.30% DUE	02/01/2023	509
APACHE CORP	CORPORATE BOND	2.62% DUE	01/15/2023	1,056
APPLE INC	CORPORATE BOND	2.85% DUE	02/23/2023	604

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2016
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

ARCH CAPITAL FINANCE LLC	CORPORATE BOND	4.01% DUE	12/15/2026	51
AT&T INC	CORPORATE BOND	4.12% DUE	02/17/2026	734
BAIDU.COM ADR	CORPORATE BOND	3.25% DUE	08/06/2018	203
BANCO DE CREDITO DEL PER	CORPORATE BOND	2.25% DUE	10/25/2019	198
BANK OF AMERICA CORP	CORPORATE BOND	3.50% DUE	04/19/2026	617
BANK OF AMERICA CORP	CORPORATE BOND	4.45% DUE	03/03/2026	567
BANK OF NY MELLON CORP	CORPORATE BOND	2.20% DUE	08/16/2023	811
BARCLAYS PLC	CORPORATE BOND	3.20% DUE	08/10/2021	326
BAXTER INTERNATIONAL	CORPORATE BOND	2.60% DUE	08/15/2026	148
BMW US CAPITAL LLC	CORPORATE BOND	2.25% DUE	09/15/2023	522
BP CAPITAL MARKETS PLC	CORPORATE BOND	3.72% DUE	11/28/2028	315
CAPITAL ONE NA	CORPORATE BOND	2.25% DUE	09/13/2021	429
CATERPILLAR FIN SERVICE CORP	CORPORATE BOND	1.70% DUE	08/09/2021	423
CENTERPOINT ENERGY HOUSTON	CORPORATE BOND	2.40% DUE	09/01/2026	160
CHARTER COMM OPT LLC CAP	CORPORATE BOND	4.91% DUE	07/23/2025	527
CITIGROUP INC	CORPORATE BOND	3.40% DUE	05/01/2026	364
CITIGROUP INC	CORPORATE BOND	4.45% DUE	09/29/2027	356
COCA-COLA FEMSA SAB CV	CORPORATE BOND	2.38% DUE	11/26/2018	302
COLORADO INTERSTATE GAS CO LLC	CORPORATE BOND	4.15% DUE	08/15/2026	165
CROWN CASTLE INTERNATIONAL	CORPORATE BOND	4.88% DUE	04/15/2022	319
CVS CAREMARK CORP	CORPORATE BOND	4.00% DUE	12/05/2023	527
DEVELOPERS DIVERSIFIED REALTY	CORPORATE BOND	4.75% DUE	04/15/2018	411
DEXIA CREDIT LOCAL SA NY	CORPORATE BOND	1.88% DUE	01/29/2020	987
DISCOVER BANK	CORPORATE BOND	3.45% DUE	07/27/2026	314
DOMINION RESOURCES INC	CORPORATE BOND	2.85% DUE	08/15/2026	42
DUKE ENERGY CORP	CORPORATE BOND	2.65% DUE	09/01/2026	126
ELECTRONIC ARTS	CORPORATE BOND	3.70% DUE	03/01/2021	207
EMERA US FINANCE LP	CORPORATE BOND	2.70% DUE	06/15/2021	327
ENTERGY CORP	CORPORATE BOND	2.95% DUE	09/01/2026	402
ERAC USA FINANCE COMPANY	CORPORATE BOND	3.30% DUE	12/01/2026	504
FIDELITY NATIONAL INFORMATION	CORPORATE BOND	2.25% DUE	08/15/2021	492
FORD MOTOR CREDIT CO	CORPORATE BOND	4.39% DUE	01/08/2026	659
GENERAL MOTORS FINL CO	CORPORATE BOND	5.25% DUE	03/01/2026	683
GILEAD SCIENCES	CORPORATE BOND	2.50% DUE	09/01/2023	121
GOLDMAN SACHS GROUP INC	CORPORATE BOND	3.75% DUE	02/25/2026	627
GOLDMAN SACHS GROUP INC	CORPORATE BOND	4.25% DUE	10/21/2025	533
GRUPO TELEVISA SPON ADR	CORPORATE BOND	6.00% DUE	05/15/2018	263
HESS CORP	CORPORATE BOND	4.30% DUE	04/01/2027	45
HUSKY ENERGY INC	CORPORATE BOND	4.00% DUE	04/15/2024	356
HUTCHINSON WHAMPOA INT	CORPORATE BOND	5.75% DUE	09/11/2019	273
INTERNATIONAL PAPER COMPANY	CORPORATE BOND	3.00% DUE	02/15/2027	377
JEFFERIES GROUP INC	CORPORATE BOND	6.45% DUE	06/08/2027	110
JP MORGAN CHASE & CO	CORPORATE BOND	2.95% DUE	10/01/2026	692
JP MORGAN CHASE & CO	CORPORATE BOND	3.88% DUE	09/10/2024	683

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2016
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

KINDER MORGAN ENERGY PART	CORPORATE BOND	5.95% DUE	02/15/2018	261
LYB INTL FINANCE BV	CORPORATE BOND	4.00% DUE	07/15/2023	784
MAGNA INTERNATIONAL INC	CORPORATE BOND	4.15% DUE	10/01/2025	259
MICROSOFT CORP	CORPORATE BOND	2.00% DUE	08/08/2023	812
MORGAN STANLEY	CORPORATE BOND	3.12% DUE	07/27/2026	597
MORGAN STANLEY	CORPORATE BOND	4.35% DUE	09/08/2026	512
MYLAN NV	CORPORATE BOND	3.15% DUE	06/15/2021	442
NOBLE ENERGY INC	CORPORATE BOND	3.90% DUE	11/15/2024	353
OCCIDENTAL PETROLEUM	CORPORATE BOND	3.00% DUE	02/15/2027	48
ONEOK PARTNERS	CORPORATE BOND	3.80% DUE	03/15/2020	446
ORACLE CORP	CORPORATE BOND	2.65% DUE	07/15/2026	617
OWENS CORNING INC	CORPORATE BOND	3.40% DUE	08/15/2026	332
PENTAIR FINANCE SA	CORPORATE BOND	3.15% DUE	09/15/2022	294
PROV ST JOSEPH HLTH OBL	CORPORATE BOND	2.75% DUE	10/01/2026	204
PUBLIC SVC ELECTRIC & GAS	CORPORATE BOND	2.25% DUE	09/15/2026	450
ROYAL BANK OF SCOTLAND GROUP	CORPORATE BOND	3.88% DUE	09/12/2023	192
SCRIPPS NETWORKS	CORPORATE BOND	3.50% DUE	06/15/2022	505
SIGMA ALIMENTOS SA DE CV	CORPORATE BOND	5.62% DUE	04/14/2018	182
SPECTRA ENERGY PARTNERS	CORPORATE BOND	3.38% DUE	10/15/2026	91
SUNTRUST BANK	CORPORATE BOND	2.70% DUE	01/27/2022	195
SVENSKA HANDELSBANKEN AB	CORPORATE BOND	1.88% DUE	09/07/2021	401
SYNCHRONY FINANCIAL	CORPORATE BOND	3.70% DUE	08/04/2026	375
TENCENT HOLDINGS LTD	CORPORATE BOND	3.38% DUE	05/02/2019	256
TEVA PHARMACEUTICALS NE	CORPORATE BOND	3.15% DUE	10/01/2026	415
TEXTRON INC	CORPORATE BOND	5.95% DUE	09/21/2021	223
TIME WARNER INC	CORPORATE BOND	3.80% DUE	02/15/2027	119
TOTAL SYSTEM SERVICES	CORPORATE BOND	4.80% DUE	04/01/2026	323
UNION PACIFIC CORP	CORPORATE BOND	2.75% DUE	03/01/2026	322
UNITED HEALTH GROUP INC	CORPORATE BOND	3.45% DUE	01/15/2027	188
VERIZON COMMUNICATIONS	CORPORATE BOND	2.62% DUE	08/15/2026	621
WELLPOINT INC	CORPORATE BOND	3.12% DUE	05/15/2022	365
WILLIAMS PARTNERS LP	CORPORATE BOND	4.30% DUE	03/04/2024	404
20 YR US TR BONDS	FEDERAL GOVERNMENT AND AGENCY BOND	0.00% DUE	03/31/2017	(7)
FHLMC	FEDERAL GOVERNMENT AND AGENCY BOND	3.00% DUE	01/15/2043	496
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	2.50% DUE	01/15/2028	2,003
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	3.00% DUE	01/01/2026	1,026
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	4.00% DUE	04/01/2040	1,577
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	4.50% DUE	01/01/2040	538
GNMA II	FEDERAL GOVERNMENT AND AGENCY BOND	3.50% DUE	01/23/2042	520
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	2.25% DUE	08/15/2046	97
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	8.12% DUE	08/15/2021	197

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2016
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	0.75% DUE	02/28/2018	8,081
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	1.38% DUE	04/30/2021	4,184
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	1.50% DUE	08/15/2026	733
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	1.75% DUE	01/31/2023	822
WI TREASURY SEC	FEDERAL GOVERNMENT AND AGENCY BOND	2.25% DUE	12/31/2023	420
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.88% DUE	11/15/2046	82
AGENCE FRANCAISE DEVELOP	FOREIGN GOVERNMENT BOND	2.00% DUE	03/18/2019	1,004
ALBERTA PROVINCE OF	FOREIGN GOVERNMENT BOND	1.90% DUE	12/06/2019	200
CORP ANDINA DE FOMENTO	FOREIGN GOVERNMENT BOND	2.12% DUE	09/27/2021	581
DEVELOPMENT BK OF JAPAN	FOREIGN GOVERNMENT BOND	1.00% DUE	01/22/2018	994
JAPAN FIN ORG MUNICIPAL	FOREIGN GOVERNMENT BOND	2.12% DUE	03/06/2019	1,002
JAPAN FIN ORG MUNICIPAL	FOREIGN GOVERNMENT BOND	2.12% DUE	10/25/2023	190
PETROLEOS MEXICANOS	FOREIGN GOVERNMENT BOND	5.38% DUE	03/13/2022	61
SAUDI INTERNATIONAL BOND	FOREIGN GOVERNMENT BOND	2.38% DUE	10/26/2021	199
TOKYO METROPOLITAN GOVT	FOREIGN GOVERNMENT BOND	1.62% DUE	06/06/2018	996
10 YR US TR NOTES	FUTURES CONTRACT	0.00% DUE	03/31/2017	48
2 YR US TR NOTES	FUTURES CONTRACT	0.00% DUE	04/05/2017	2
5 YR US TR NOTES	FUTURES CONTRACT	0.00% DUE	04/05/2017	(91)
US ULTRA T-BOND	FUTURES CONTRACT	0.00% DUE	03/31/2017	(9)
FHLMC GOLD	MORTGAGE-BACKED SECURITY	2.50% DUE	01/01/2029	1,312
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.50% DUE	02/01/2042	1,643
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.50% DUE	03/01/2046	992
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.50% DUE	10/01/2042	717
FHLMC GOLD	MORTGAGE-BACKED SECURITY	4.00% DUE	04/01/2042	502
FHLMC GOLD	MORTGAGE-BACKED SECURITY	4.00% DUE	10/01/2045	2,014
FHLMC GOLD	MORTGAGE-BACKED SECURITY	4.50% DUE	09/01/2044	446
FNMA	MORTGAGE-BACKED SECURITY	2.50% DUE	09/01/2046	473
FNMA	MORTGAGE-BACKED SECURITY	3.00% DUE	03/01/2043	1,636
FNMA	MORTGAGE-BACKED SECURITY	3.00% DUE	04/01/2030	424
FNMA	MORTGAGE-BACKED SECURITY	3.00% DUE	08/01/2042	1,026
FNMA	MORTGAGE-BACKED SECURITY	3.00% DUE	11/01/2036	503
FNMA	MORTGAGE-BACKED SECURITY	3.00% DUE	12/01/2042	982
FNMA	MORTGAGE-BACKED SECURITY	3.50% DUE	01/01/2041	1,525
FNMA	MORTGAGE-BACKED SECURITY	3.50% DUE	10/01/2045	1,435
FNMA	MORTGAGE-BACKED SECURITY	4.00% DUE	01/01/2042	1,905
FNMA	MORTGAGE-BACKED SECURITY	4.50% DUE	02/01/2041	1,357
FNMA	MORTGAGE-BACKED SECURITY	5.00% DUE	02/01/2041	331
FNMA	MORTGAGE-BACKED SECURITY	5.00% DUE	06/01/2040	702
FNMA	MORTGAGE-BACKED SECURITY	5.00% DUE	06/01/2040	196
FNMA	MORTGAGE-BACKED SECURITY	5.50% DUE	01/01/2037	255
FNMA	MORTGAGE-BACKED SECURITY	6.00% DUE	07/01/2041	946
FNMA	MORTGAGE-BACKED SECURITY	6.00% DUE	10/01/2036	223

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2016
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

	GNMA	MORTGAGE-BACKED SECURITY	4.50% DUE	04/15/2040	295
	GNMA II	MORTGAGE-BACKED SECURITY	3.00% DUE	01/20/2044	359
	GNMA II	MORTGAGE-BACKED SECURITY	3.00% DUE	03/20/2043	261
	GNMA II	MORTGAGE-BACKED SECURITY	3.00% DUE	08/20/2046	1,981
	GNMA II	MORTGAGE-BACKED SECURITY	3.00% DUE	09/20/2043	384
	GNMA II	MORTGAGE-BACKED SECURITY	3.50% DUE	03/20/2043	497
	GNMA II	MORTGAGE-BACKED SECURITY	3.50% DUE	03/20/2045	415
	GNMA II	MORTGAGE-BACKED SECURITY	3.50% DUE	04/20/2045	471
	GNMA II	MORTGAGE-BACKED SECURITY	3.50% DUE	05/20/2046	958
	GNMA II	MORTGAGE-BACKED SECURITY	4.00% DUE	10/20/2043	985
	GNMA II	MORTGAGE-BACKED SECURITY	4.50% DUE	03/20/2045	299
	GNMA II	MORTGAGE-BACKED SECURITY	4.50% DUE	10/20/2043	256
	GNMA II	MORTGAGE-BACKED SECURITY	5.00% DUE	04/20/2045	152
	ALABAMA ECON SETTLEMENT	STATE AND LOCAL GOVERNMENT BOND	3.16% DUE	09/15/2025	61
	STATE STREET STIF	SWEEP INVESTMENT			7,405
	LIABILITIES IN EXCESS OF OTHER ASSETS				(6,602)
	SUBTOTAL				116,321
	TOTAL PRUDENTIAL STABLE VALUE FUND				$154,941

MASSMUTUAL	MASSMUTUAL STABLE VALUE FUND (CONTRACT INTEREST RATE: 1.94%):	SYNTHETIC CONTRACT
	321 HENDERSON RECEIVABLES I LL	ASSET-BACKED SECURITY	3.96% DUE	03/15/2063	$337
	CITIGROUP MORTGAGE LOAN TRUST	ASSET-BACKED SECURITY	1.43% DUE	05/25/2035	226
	COLLEGIATE FUNDING SERVICES	ASSET-BACKED SECURITY	1.30% DUE	12/28/2037	202
	CREDIT SUISSE ABS REPACKAGING	ASSET-BACKED SECURITY	2.50% DUE	01/25/2030	88
	DB MASTER FINANCE LLC	ASSET-BACKED SECURITY	3.98% DUE	02/20/2045	433
	DIAMOND RESORTS OWNER TRUST 20	ASSET-BACKED SECURITY	3.37% DUE	11/20/2028	289
	DRB PRIME STUDENT LOAN TRUST	ASSET-BACKED SECURITY	3.07% DUE	10/25/2044	550
	ECMC GROUP STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.11% DUE	07/26/2066	361
	EDUCATION LOAN ASSET-BACKED TRUST	ASSET-BACKED SECURITY	1.46% DUE	08/01/2043	47
	FIRST FRANKLIN MTG LOAN	ASSET-BACKED SECURITY	2.48% DUE	01/25/2035	223
	FIRST INVESTORS AUTO OWNER TRUST	ASSET-BACKED SECURITY	1.87% DUE	11/15/2021	129
	GOODGREEN TRUST	ASSET-BACKED SECURITY	3.23% DUE	10/15/2052	268
	HERO FUNDING TRUST	ASSET-BACKED SECURITY	3.08% DUE	09/20/2042	162
	HERO FUNDING TRUST	ASSET-BACKED SECURITY	3.57% DUE	09/20/2047	380
	HIGHER EDUCATION FUNDING	ASSET-BACKED SECURITY	1.18% DUE	01/01/2044	510
	HIGHER EDUCATION FUNDING	ASSET-BACKED SECURITY	2.08% DUE	01/01/2044	526
	LABRADOR AVIATION FINANCE LTD	ASSET-BACKED SECURITY	4.30% DUE	01/15/2042	413

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2016
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

NAVIENT STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.04% DUE	11/25/2024	190
NAVIENT STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.33% DUE	11/26/2040	493
NAVIENT STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.01% DUE	06/25/2065	596
NAVIENT STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.06% DUE	03/25/2066	1,167
NAVISTAR FINANCIAL DEALER NOTE	ASSET-BACKED SECURITY	2.11% DUE	09/27/2021	281
NELNET PRIVATE EDUCATION LOAN	ASSET-BACKED SECURITY	2.51% DUE	12/26/2040	130
NELNET PRIVATE EDUCATION LOAN	ASSET-BACKED SECURITY	3.60% DUE	12/26/2040	160
NELNET STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.00% DUE	04/25/2031	157
NELNET STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.41% DUE	11/25/2052	541
NEW RESIDENTIAL ADVANCE	ASSET-BACKED SECURITY	3.11% DUE	12/15/2050	250
NEXTGEAR FLOORPLAN MASTER OWNER	ASSET-BACKED SECURITY	2.19% DUE	09/15/2021	238
NORTHSTAR EDUCATION FINANCE	ASSET-BACKED SECURITY	1.64% DUE	10/30/2045	118
NORTHSTAR EDUCATION FINANCE	ASSET-BACKED SECURITY	2.01% DUE	05/27/2036	175
NOVASTAR HOME EQUITY LOAN	ASSET-BACKED SECURITY	2.48% DUE	03/25/2035	361
NRZ ADVANCE RECEIVABLES TRUST	ASSET-BACKED SECURITY	2.83% DUE	10/16/2051	876
ORANGE LAKE TIMESHARE TRUST	ASSET-BACKED SECURITY	2.91% DUE	03/08/2029	140
OSCAR US FUNDING TRUST	ASSET-BACKED SECURITY	0.90% DUE	09/17/2017	94
OSCAR US FUNDING TRUST	ASSET-BACKED SECURITY	1.86% DUE	10/15/2019	358
OSCAR US FUNDING TRUST	ASSET-BACKED SECURITY	2.73% DUE	12/15/2020	408
PANHANDLE PLAINS STUDENT FINANCE	ASSET-BACKED SECURITY	2.26% DUE	12/01/2031	574
PENNSYLVANIA HIGHER EDUCATION	ASSET-BACKED SECURITY	1.72% DUE	11/25/2065	350
SLM STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.13% DUE	10/25/2040	193
SLM STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.18% DUE	01/25/2041	238
SLM STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.26% DUE	12/28/2043	218
SMB PRIVATE EDUCATION LOAN TRUST	ASSET-BACKED SECURITY	1.80% DUE	09/15/2034	151
SMB PRIVATE EDUCATION LOAN TRUST	ASSET-BACKED SECURITY	3.25% DUE	11/15/2040	236
SOCIAL PROFESSIONAL LOAN PROGRAM	ASSET-BACKED SECURITY	2.34% DUE	04/25/2033	108
SOCIAL PROFESSIONAL LOAN PROGRAM	ASSET-BACKED SECURITY	2.49% DUE	01/25/2036	139
SOFI CONSUMER LOAN PROGRAM TRUST	ASSET-BACKED SECURITY	3.09% DUE	10/27/2025	431
SOFI CONSUMER LOAN PROGRAM TRUST	ASSET-BACKED SECURITY	4.77% DUE	10/27/2025	348
SPS SERVICER ADVANCE RECEIVABLE	ASSET-BACKED SECURITY	2.75% DUE	11/15/2049	378
BANC OF AMERICA COMMERCIAL MORTGAGE	COLLATERALIZED MORTGAGE OBLIGATION	6.19% DUE	02/10/2051	372
CFCRE COMMERCIAL MORTGAGE TRUST	COLLATERALIZED MORTGAGE OBLIGATION	3.22% DUE	11/10/2049	394
CONNECTICUT AVENUE SECURITIES	COLLATERALIZED MORTGAGE OBLIGATION	2.11% DUE	01/25/2029	380
CONNECTICUT AVENUE SECURITIES	COLLATERALIZED MORTGAGE OBLIGATION	2.21% DUE	01/25/2029	344
FNMA CONNECTICUT AVENUE SECURITIES	COLLATERALIZED MORTGAGE OBLIGATION	2.06% DUE	04/25/2029	258
MERRILL LYNCH/COUNTRYWIDE COMM	COLLATERALIZED MORTGAGE OBLIGATION	5.86% DUE	09/12/2049	308

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2016
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

SHELLPOINT CO ORIGINATOR TRUST	COLLATERALIZED MORTGAGE OBLIGATION	3.00% DUE	10/25/2031	410
SOFI MORTGAGE TRUST	COLLATERALIZED MORTGAGE OBLIGATION	3.00% DUE	11/25/2046	491
VELOCITY COMMERCIAL CAPITAL	COLLATERALIZED MORTGAGE OBLIGATION	3.00% DUE	10/25/2046	177
EXELON GENERATION CO LLC	COMMERCIAL PAPER	0.00% DUE	01/05/2017	2,500
KROGER CO	COMMERCIAL PAPER	0.00% DUE	01/03/2017	1,750
MOLEX ELECTRONIC TECHNOLOGIES	COMMERCIAL PAPER	0.00% DUE	01/09/2017	2,499
SPECTRA ENERGY CAP LLC	COMMERCIAL PAPER	0.00% DUE	01/10/2017	2,499
21ST CENTURY FOX AMERICA	CORPORATE BOND	6.15% DUE	02/15/2041	112
ABBOTT LABORATORIES	CORPORATE BOND	2.90% DUE	11/30/2021	115
ABBOTT LABORATORIES	CORPORATE BOND	3.75% DUE	11/30/2026	70
ABBOTT LABORATORIES	CORPORATE BOND	4.90% DUE	11/30/2046	67
ABBVIE INC	CORPORATE BOND	2.90% DUE	11/06/2022	247
ABBVIE INC	CORPORATE BOND	4.50% DUE	05/14/2035	118
ACE INA HOLDINGS INC	CORPORATE BOND	4.35% DUE	11/03/2045	169
ACTAVIS FUNDING SCS	CORPORATE BOND	4.55% DUE	03/15/2035	104
ADT CORP	CORPORATE BOND	6.25% DUE	10/15/2021	260
AERCAP IRELAND CAP LTD	CORPORATE BOND	4.50% DUE	05/15/2021	363
AETNA INC	CORPORATE BOND	2.40% DUE	06/15/2021	149
AFFILIATED MANAGERS GROUP INC	CORPORATE BOND	4.25% DUE	02/15/2024	151
AIR LEASE CORP	CORPORATE BOND	3.00% DUE	09/15/2023	502
AIR LEASE CORP	CORPORATE BOND	3.38% DUE	06/01/2021	355
ALLSTATE CORP	CORPORATE BOND	5.75% DUE	08/15/2053	310
ALLY FINANCIAL INC	CORPORATE BOND	3.25% DUE	11/05/2018	260
ALLY FINANCIAL INC	CORPORATE BOND	4.75% DUE	09/10/2018	258
AMCOR FINANCE USA INC	CORPORATE BOND	3.62% DUE	04/28/2026	245
AMERICAN AIRLINES GROUP INC	CORPORATE BOND	5.50% DUE	10/01/2019	258
AMERICAN INTERNATIONAL GROUP	CORPORATE BOND	4.50% DUE	07/16/2044	94
AMERICAN TOWER CORP	CORPORATE BOND	3.50% DUE	01/31/2023	502
AMGEN INC	CORPORATE BOND	5.65% DUE	06/15/2042	110
ANADARKO PETROLEUM CORP	CORPORATE BOND	5.55% DUE	03/15/2026	308
ANADARKO PETROLEUM CORP	CORPORATE BOND	6.45% DUE	09/15/2036	119
ANHEUSER-BUSCH INBEV WORLD	CORPORATE BOND	2.50% DUE	07/15/2022	517
ANHEUSER-BUSCH INBEV WORLD	CORPORATE BOND	8.20% DUE	01/15/2039	128
APPLE INC	CORPORATE BOND	3.85% DUE	05/04/2043	105
ARCELORMITTAL	CORPORATE BOND	6.25% DUE	08/05/2020	272
ARCH CAPITAL FINANCE LLC	CORPORATE BOND	4.01% DUE	12/15/2026	86
ARCH CAPITAL FINANCE LLC	CORPORATE BOND	5.03% DUE	12/15/2046	84
ARES CAPITAL CORP	CORPORATE BOND	3.88% DUE	01/15/2020	355
ARROW ELECTRONICS INC	CORPORATE BOND	3.00% DUE	03/01/2018	531
ARROW ELECTRONICS INC	CORPORATE BOND	3.50% DUE	04/01/2022	248
ASSOC BANC CORP	CORPORATE BOND	2.75% DUE	11/15/2019	95

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2016
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

AT&T INC	CORPORATE BOND	4.45% DUE	05/15/2021	502
AT&T INC	CORPORATE BOND	4.75% DUE	05/15/2046	213
AUTONATION INC	CORPORATE BOND	4.50% DUE	10/01/2025	253
AVNET INC	CORPORATE BOND	3.75% DUE	12/01/2021	35
BANCOLOMBIA SA-ADR	CORPORATE BOND	5.95% DUE	06/03/2021	163
BANK OF AMERICA CORP	CORPORATE BOND	4.00% DUE	01/22/2025	250
BANK OF AMERICA CORP	CORPORATE BOND	4.18% DUE	11/25/2027	255
BANK OF AMERICA CORP	CORPORATE BOND	5.00% DUE	01/21/2044	104
BANK OF NOVA SCOTIA	CORPORATE BOND	4.50% DUE	12/16/2025	113
BECTON DICKINSON & CO	CORPORATE BOND	4.68% DUE	12/15/2044	73
BUNGE LTD FINANCE CORP	CORPORATE BOND	3.25% DUE	08/15/2026	351
BUNGE LTD FINANCE CORP	CORPORATE BOND	8.50% DUE	06/15/2019	516
BURLINGTON NORTH SANTA FE	CORPORATE BOND	4.90% DUE	04/01/2044	146
CATERPILLAR INC	CORPORATE BOND	3.80% DUE	08/15/2042	72
CBS CORP	CORPORATE BOND	5.75% DUE	04/15/2020	248
CF INDUSTRIES	CORPORATE BOND	6.88% DUE	05/01/2018	258
CHEVRON PHILLIPS CHEMICAL	CORPORATE BOND	3.40% DUE	12/01/2026	150
CIT GROUP INC	CORPORATE BOND	3.88% DUE	02/19/2019	161
CIT GROUP INC	CORPORATE BOND	5.50% DUE	02/15/2019	95
CITIGROUP INC	CORPORATE BOND	4.45% DUE	09/29/2027	183
CITIGROUP INC	CORPORATE BOND	5.50% DUE	09/13/2025	522
CLEAN HARBORS INC	CORPORATE BOND	5.25% DUE	08/01/2020	103
CNH INDUSTRIAL CAPITAL	CORPORATE BOND	3.38% DUE	07/15/2019	526
COLUMBIA REPUBLIC	CORPORATE BOND	6.12% DUE	01/18/2041	243
COMCAST CORP	CORPORATE BOND	6.95% DUE	08/15/2037	218
COMMONWEALTH EDISON	CORPORATE BOND	5.90% DUE	03/15/2036	178
CONOCO PHILLIPS	CORPORATE BOND	5.75% DUE	02/01/2019	510
CONOCO PHILLIPS	CORPORATE BOND	6.50% DUE	02/01/2039	139
CROWN AMER/CAP CORP IV	CORPORATE BOND	4.50% DUE	01/15/2023	95
CROWN CASTLE INTERNATIONAL	CORPORATE BOND	5.25% DUE	01/15/2023	242
CVS CAREMARK CORP	CORPORATE BOND	4.88% DUE	07/20/2035	113
DIAMOND 1 FIN DIAMOND 2	CORPORATE BOND	3.48% DUE	06/01/2019	536
DIAMOND 1 FIN DIAMOND 3	CORPORATE BOND	4.42% DUE	06/15/2021	259
DOLLAR TREE INC	CORPORATE BOND	5.75% DUE	03/01/2023	265
DOW CHEMICAL COMPANY	CORPORATE BOND	4.38% DUE	11/15/2042	73
DTE ENERGY COMPANY	CORPORATE BOND	3.85% DUE	12/01/2023	310
ENCANA CORP	CORPORATE BOND	3.90% DUE	11/15/2021	83
ENCANA CORP	CORPORATE BOND	6.50% DUE	05/15/2019	74
ENERGY TRANSFER PARTNERS	CORPORATE BOND	6.50% DUE	02/01/2042	113
ENERGY TRANSFER PARTNERS	CORPORATE BOND	6.70% DUE	07/01/2018	531
ENTERPRISE PRODUCTS	CORPORATE BOND	4.85% DUE	03/15/2044	111
EOG RESOURCES INC	CORPORATE BOND	2.62% DUE	03/15/2023	424
EXPEDIA INC	CORPORATE BOND	4.50% DUE	08/15/2024	356
EXPEDIA INC	CORPORATE BOND	7.46% DUE	08/15/2018	155
FIRST HORIZON NATIONAL	CORPORATE BOND	3.50% DUE	12/15/2020	252

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2016
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

FIRST REPUBLIC BANK	CORPORATE BOND	4.38% DUE	08/01/2046	477
FIVE CORNERS FUNDING TRS	CORPORATE BOND	4.42% DUE	11/15/2023	264
FLORIDA POWER AND LIGHT	CORPORATE BOND	4.12% DUE	02/01/2042	169
FLORIDA POWER CORP	CORPORATE BOND	6.40% DUE	06/15/2038	178
FORD MOTOR COMPANY	CORPORATE BOND	5.29% DUE	12/08/2046	46
FORD MOTOR CREDIT CO	CORPORATE BOND	5.88% DUE	08/02/2021	248
GENERAL ELECTRIC COMPANY	CORPORATE BOND	4.50% DUE	03/11/2044	70
GENERAL MOTORS FINL CO	CORPORATE BOND	3.10% DUE	01/15/2019	531
GILEAD SCIENCES	CORPORATE BOND	4.75% DUE	03/01/2046	98
GOLDMAN SACHS GROUP INC	CORPORATE BOND	3.50% DUE	11/16/2026	127
GOLDMAN SACHS GROUP INC	CORPORATE BOND	5.75% DUE	01/24/2022	253
GOLDMAN SACHS GROUP INC	CORPORATE BOND	5.95% DUE	01/15/2027	513
GOLDMAN SACHS GROUP INC	CORPORATE BOND	6.75% DUE	10/01/2037	123
GRAPHIC PACKAGING INTL	CORPORATE BOND	4.75% DUE	04/15/2021	89
HALLIBURTON CO	CORPORATE BOND	3.80% DUE	11/15/2025	305
HARTFORD FINANCIAL SERVICES	CORPORATE BOND	8.12% DUE	06/15/2038	509
HEALTHCARE TRUST OF AMER	CORPORATE BOND	3.50% DUE	08/01/2026	239
HOME DEPOT INC	CORPORATE BOND	5.88% DUE	12/16/2036	133
HOST HOTELS & RESORTS LP	CORPORATE BOND	3.75% DUE	10/15/2023	74
HSBC HOLDINGS PLC	CORPORATE BOND	6.50% DUE	09/15/2037	155
ICAHN ENTERPRISES	CORPORATE BOND	3.50% DUE	03/15/2017	526
INGREDION INC COM	CORPORATE BOND	3.20% DUE	10/01/2026	113
INTL LEASE FINANCE CORP	CORPORATE BOND	6.25% DUE	05/15/2019	511
JABIL CIRCUIT INC	CORPORATE BOND	8.25% DUE	03/15/2018	509
JAMES HARDIE INTL FIN LTD	CORPORATE BOND	5.88% DUE	02/15/2023	259
JP MORGAN CHASE & CO	CORPORATE BOND	3.88% DUE	09/10/2024	506
JP MORGAN CHASE & CO	CORPORATE BOND	4.50% DUE	01/24/2022	243
JP MORGAN CHASE & CO	CORPORATE BOND	6.40% DUE	05/15/2038	149
KENNAMETAL INC	CORPORATE BOND	3.88% DUE	02/15/2022	74
KINDER MORGAN ENERGY PART	CORPORATE BOND	3.95% DUE	09/01/2022	257
KINDER MORGAN ENERGY PART	CORPORATE BOND	5.95% DUE	02/15/2018	522
KINDER MORGAN INC	CORPORATE BOND	5.55% DUE	06/01/2045	68
KRAFT HEINZ FOODS CO	CORPORATE BOND	3.00% DUE	06/01/2026	235
LAM RESEARCH	CORPORATE BOND	3.80% DUE	03/15/2025	250
LAZARD GROUP	CORPORATE BOND	3.62% DUE	03/01/2027	180
LAZARD GROUP	CORPORATE BOND	4.25% DUE	11/14/2020	262
LENNAR CORP	CORPORATE BOND	4.50% DUE	11/15/2019	519
MARATHON PETROLEUM CORP	CORPORATE BOND	6.50% DUE	03/01/2041	96
MEDTRONIC INC	CORPORATE BOND	4.62% DUE	03/15/2045	141
METLIFE CAPITAL TRUST	CORPORATE BOND	7.88% DUE	12/15/2067	512
MICROSOFT CORP	CORPORATE BOND	3.50% DUE	02/12/2035	135
MIDAMERICAN ENERGY HOLDINGS	CORPORATE BOND	6.12% DUE	04/01/2036	175
MONSANTO COMPANY	CORPORATE BOND	4.40% DUE	07/15/2044	53
MORGAN STANLEY	CORPORATE BOND	4.88% DUE	11/01/2022	214
MPLX LP	CORPORATE BOND	4.88% DUE	12/01/2024	257

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2016
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

MYLAN NV	CORPORATE BOND	3.95% DUE	06/15/2026	234
NABORS INDUSTRIES LTD	CORPORATE BOND	5.50% DUE	01/15/2023	36
NEWELL BRANDS INC	CORPORATE BOND	3.90% DUE	11/01/2025	252
NISOURCE FINANCE CORP	CORPORATE BOND	5.45% DUE	09/15/2020	300
ORACLE CORP	CORPORATE BOND	4.12% DUE	05/15/2045	102
PACIFIC GAS & ELECTRIC CORP	CORPORATE BOND	6.05% DUE	03/01/2034	181
PENNSYLVANIA ELECTRIC CO	CORPORATE BOND	4.15% DUE	04/15/2025	302
PEPSICO INC	CORPORATE BOND	5.50% DUE	01/15/2040	102
PETROLEOS MEXICANOS	CORPORATE BOND	6.38% DUE	01/23/2045	228
PHILLIPS 66	CORPORATE BOND	5.88% DUE	05/01/2042	89
PHILLIPS 66 PARTNERS LP	CORPORATE BOND	2.65% DUE	02/15/2020	324
PITNEY BOWES	CORPORATE BOND	3.38% DUE	10/01/2021	383
PLAINS ALL AMER PIPELINE	CORPORATE BOND	4.50% DUE	12/15/2026	117
PRUDENTIAL FINANCIAL INC	CORPORATE BOND	5.62% DUE	06/15/2043	260
PUGET ENERGY INC	CORPORATE BOND	6.50% DUE	12/15/2020	254
QVC INC	CORPORATE BOND	3.12% DUE	04/01/2019	505
QVC INC	CORPORATE BOND	4.45% DUE	02/15/2025	264
QWEST CORP	CORPORATE BOND	6.50% DUE	06/01/2017	509
REGIONS BANK	CORPORATE BOND	7.50% DUE	05/15/2018	476
REYNOLDS AMERICAN INC	CORPORATE BOND	5.85% DUE	08/15/2045	101
RPM INTERNATIONAL INC	CORPORATE BOND	6.12% DUE	10/15/2019	472
SAPPI PAPIER HOLDING GMBH	CORPORATE BOND	7.75% DUE	07/15/2017	508
SHIRE ACQ INV IRELAND DA	CORPORATE BOND	2.88% DUE	09/23/2023	318
SOUTHERN COPPER CORP	CORPORATE BOND	6.75% DUE	04/16/2040	81
TANGER PROPERTIES LP	CORPORATE BOND	3.12% DUE	09/01/2026	235
TARGET CORP	CORPORATE BOND	6.50% DUE	10/15/2037	134
TESORO PETROLEUM	CORPORATE BOND	5.12% DUE	12/15/2026	157
TIME WARNER CABLE INC	CORPORATE BOND	5.88% DUE	11/15/2040	107
UNITED HEALTH GROUP INC	CORPORATE BOND	6.88% DUE	02/15/2038	143
UNITED MEXICAN STATES	CORPORATE BOND	4.75% DUE	03/08/2044	431
UNITED TECHNOLOGIES CORP	CORPORATE BOND	4.50% DUE	06/01/2042	102
VALE OVERSEAS LTD	CORPORATE BOND	5.62% DUE	09/15/2019	528
VALE OVERSEAS LTD	CORPORATE BOND	6.88% DUE	11/21/2036	79
VERIZON COMMUNICATIONS	CORPORATE BOND	6.55% DUE	09/15/2043	362
VIACOM INC	CORPORATE BOND	2.25% DUE	02/04/2022	42
VIRGINIA ELECTRIC POWER	CORPORATE BOND	8.88% DUE	11/15/2038	175
WAL MART STORES INC	CORPORATE BOND	6.50% DUE	08/15/2037	190
WALGREENS BOOTS ALLIANCE	CORPORATE BOND	3.80% DUE	11/18/2024	254
WEINGARTEN REALTY INVESTORS	CORPORATE BOND	3.25% DUE	08/15/2026	42
WELLPOINT INC	CORPORATE BOND	4.65% DUE	01/15/2043	90
WILLIS GROUP HOLDINGS LTD	CORPORATE BOND	5.75% DUE	03/15/2021	273
WYETH	CORPORATE BOND	5.95% DUE	04/01/2037	132
XL CAPITAL LTD	CORPORATE BOND	6.38% DUE	11/15/2024	532
XYLEM INC	CORPORATE BOND	3.25% DUE	11/01/2026	63
ZIMMER BIOMET HOLDINGS INC	CORPORATE BOND	4.45% DUE	08/15/2045	203

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2016
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

FHLMC GOLD	FEDERAL GOVERNMENT AND AGENCY BOND	4.00% DUE	02/11/2040	734
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	2.50% DUE	01/15/2028	8,538
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	3.50% DUE	01/15/2041	4,996
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	4.00% DUE	04/01/2040	1,735
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	4.50% DUE	12/01/2040	1,074
GNMA II	FEDERAL GOVERNMENT AND AGENCY BOND	2.50% DUE	08/20/2046	970
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.50% DUE	02/15/2039	2,220
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	0.12% DUE	07/15/2026	975
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	1.25% DUE	03/31/2021	10,641
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	2.00% DUE	11/15/2026	289
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.50% DUE	05/15/2046	2,950
2 YR US TR NOTES	FUTURES CONTRACT	0.00% DUE	04/05/2017	(5)
5 YR US TR NOTES	FUTURES CONTRACT	0.00% DUE	04/05/2017	2
US 10YR ULTRA FUT JUN16	FUTURES CONTRACT	0.00% DUE	03/31/2017	1
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.50% DUE	04/01/2046	3,554
FNMA	MORTGAGE-BACKED SECURITY	3.00% DUE	07/01/2046	3,448
FNMA	MORTGAGE-BACKED SECURITY	4.00% DUE	04/01/2046	595
STATE STREET STIF	SWEEP INVESTMENT			9,767
LIABILITIES IN EXCESS OF OTHER ASSETS				(17,917)
TOTAL MASSMUTUAL STABLE VALUE FUND				$102,468

*NOTES RECEIVABLE FROM PARTICIPANTS	PARTICIPANT LOANS	2.36% to 11.50%	2017-2024	$88,482

*Indicates party-in-interest to the Plan
All investments are participant directed; therefore, cost value has been omitted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cigna 401(k) PLAN

Date: June 23, 2017	By:	/s/ Jill Vaslow
Jill Vaslow
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Registered Public Accounting Firm	Filed herewith.